

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2024

Stephen Lazarus
Chief Financial Officer
OneSpaWorld Holdings Limited
Harry B. Sands, Lobosky Management Co. Ltd.
Office Number 2
Pineapple Business Park
Airport Industrial Park
Nassau, Island of New Providence, Commonwealth of The Bahamas

> **Re: OneSpaWorld Holdings Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38843**

Dear Stephen Lazarus:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services